FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 8, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September 8, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: September 8, 2003

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")

P.O. Box 10147

#1460-701 West Georgia Street

Vancouver, BC  V7Y 1C6

2.  Date of Material Change:

September 8, 2003

3.  News Release:

  News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4.

Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) announced that it has entered into a non-brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. (“Lucky”), a related company, whereby Lucky shall acquire 1,000,000 common shares in the capital of the Company at a price of Canadian $0.10 per common share, for total proceeds of Canadian $100,000.  The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amount shall be used as general working capital.  This transaction is subject to the approval of the TSX Venture Exchange.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 8th day of September, 2003.

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

"Bedo H. Kalpakian"

_______________________

Chairman

c.c.:

TSX Venture Exchange

Attention:  Listings

Alberta Securities Commission

Attention:  Continuous Disclosure

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

U.S. Securities & Exchange Commission

Exhibit 1.

SCHEDULE “A”

NEWS RELEASE

Symbols:  LVH.TSX Venture Exchange

    LVFHF.OTC Bulletin Board

    LVH.Berlin Stock Exchange

September 8, 2003

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) announces that it has entered into a non-brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. (“Lucky”), a related company, whereby Lucky shall acquire 1,000,000 common shares in the capital of the Company at a price of Canadian $0.10 per common share, for total proceeds of Canadian $100,000.  The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amount shall be used as general working capital.  This transaction is subject to the approval of the TSX Venture Exchange.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Bedo H. Kalpakian”

_____________________________

Bedo H. Kalpakian,

Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147

1460 – 701 West Georgia Street

Vancouver, BC, Canada   V7Y 1C6

Tel:  (604) 681-1519

Fax:  (604) 681-9428

Email: Info@lvfh.com  website: www.lvfh.com